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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number 1-8971

                           NOTIFICATION OF LATE FILING

(CHECK ONE)    / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
               / / Form N-SAR

          For Period Ended:  September 30, 1995
          / / Transition Report on Form 10-K
          / / Transition Report on Form 20-F
          / / Transition Report on Form 11-K
          / / Transition Report on Form 10-Q
          / / Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

              READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION


Rockefeller Center Properties, Inc.
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Full Name of Registrant


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Former Name if Applicable

1270 Avenue of the Americas
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Address of Principal Executive Office (STREET AND NUMBER)

New York, NY 10020
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City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date;
     or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)
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     On November 7, 1995 the Company executed and delivered an Agreement and
Plan of Merger dated as of November 7, 1995 (the "Merger Agreement") with a group of investors (the "Investor Group") including Exor Group S.A., David Rockefeller, Rockprop L.L.C., Troutlet Investments Corporation and Whitehall Street Real Estate Limited Partnership V pursuant to which, subject to satisfaction of the conditions specified in the Merger Agreement, a corporation formed by the Investor Group would merge with the Company. The Company needs additional time to assess and quantify the effect and to determine the appropriate disclosure with respect to the carrying value of the mortgage loan to be made in the Company's Form 10-Q based on the transactions contemplated by the Merger Agreement.


                          PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           Janet P. King                   (212)              698-1440
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              (Name)                    (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no,
identify report(s).                                              /X/ Yes  / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Refer to Part III above.

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                       Rockefeller Center Properties, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      November 14, 1995             By  /s/ Richard M. Scarlata
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                                        Richard M. Scarlata
                                        President and Chief Executive Officer
                                        (Principal Financial Officer and
                                         Principal Accounting Officer)


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).